Exhibit 1.01

Vodafone Responsible Minerals Report 2023

This Conflict Minerals Report for the year ended 31 December 2023 is presented by Vodafone Group Plc (‘Vodafone’) in accordance with Rule 13p-1 (the ‘Rule’) under the US Securities Exchange Act of 1934 (the ‘Exchange Act’).

The Rule applies to companies required to file reports with the US Securities and Exchange Commission (‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘In-Scope Products’). As defined by the content requirements of SEC Form SD, ‘Conflict Minerals’ include columbite-tantalite (‘coltan’), cassiterite, wolframite and/or gold or their derivatives, which are limited to tantalum, tin and tungsten (each a ‘3TG metal’).

Please refer to the requirements of SEC Form SD for definitions of many of the terms used in this report, including ‘Covered Countries’ (Democratic Republic of Congo (‘DRC’) or an adjoining country).

COMPANY OVERVIEW

Vodafone is a leading European and African telecoms company.

We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy and Spain which are held as discontinued operations under Vodafone Group), partner with mobile networks in 43 more and have one of the world’s largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries – managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Vodafone’s American Depositary Shares are listed on the NASDAQ Global Select Market LLC (‘NASDAQ’). We are therefore subject to the NASDAQ listing rules and file reports with the SEC under Section 13(a) of the Exchange Act.

We use electronic equipment in our operations and we sell a range of products to our customers, including mobile phones, tablets, SIM cards, fixed broadband routers, TV set-top boxes and IoT devices. Vodafone Automotive also sells electronic products, such as anti-theft, parking assistance and telematics systems, to vehicle manufacturers.

Most of the products that we resell to customers, such as smartphones, routers and tablets, are categorised as Original Equipment Manufacturers (‘OEMs’) and produced by major companies with internationally recognised brands that report sustainability actions in their own right.

We also offer our customers a range of devices that carry the Vodafone logo, which is when we contract with suppliers to manufacture these for us. These devices are designed and built on our behalf by suppliers known as original design manufacturers (‘ODMs’). We contract ODMs to design and manufacture these products according to our specifications and therefore have some degree of influence over the manufacturing of the product, such as specifying certain criteria for the materials, parts or components to be used. However, we do not own, operate or control the manufacturing plants where they are made. Vodafone Automotive also operates a small technology device manufacturing plant in Italy. The In-Scope Products only account for a small proportion (less than 1% of our total expenditure).

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The agreements in place with our ‘In-Scope Suppliers’ (defined below) give Vodafone the right to perform supplier quality audits and to ensure that we only select vendors that work with integrity, safety and quality. Our Annual Report and Modern Slavery Statement provide more information about our supply chain and how we manage relevant sustainability risks. These are available on our website.

APPLICABILITY

Our products contain numerous components that may contain one or more of the 3TG metals. For example, tin is often used as a soldering material for electronic components, gold and tantalum are typically used in components such as connectors or capacitors, and tungsten may be used in printed circuit boards.

We conduct an annual analysis of our suppliers’ procurement and manufacturing activities to determine which products the Rule applies to (‘In-Scope Products’) by:

•	Identifying the products that are likely to include 3TG metals. We do this by reviewing product categories through our supplier qualification process and, for Vodafone Automotive products, checking whether components are listed as including 3TG metals on the automotive industry’s International Material Data System.

•	Determining which of these products are likely to be ones that we contract to manufacture or, in the case of Vodafone Automotive products, manufacture.

For the year ended 31 December 2023, we identified six types of In-Scope Products:

•	Connected home devices (i.e. routers, modems and set-top boxes)

•	Datacards (i.e. mobile broadband dongles)

•	Internet of Things devices

•	Vehicle anti-theft systems, such as alarm sirens and intrusion sensors

•	Parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles

•	Telematic control units for vehicles, such as tracking systems based on Global System for Mobile Communications (‘GSM’) and Global Positioning System (‘GPS’) technologies.

REASONABLE COUNTRY OF ORIGIN INQUIRY

The smelters and refiners (‘Smelters’) that produce 3TG metals, and the mines from which the minerals are originally sourced, are many steps away from Vodafone in the supply chain. We therefore rely on our In-Scope Suppliers to provide information to support our due diligence efforts.

In accordance with the Rule, we carried out a Reasonable Country of Origin Inquiry (‘RCOI’) and due diligence process to determine the origin of the 3TG metals used in our In-Scope Products.

We include Conflict Minerals reporting requirements as part of our In-Scope Suppliers’ contractual obligations. These require In-Scope Suppliers to conduct due diligence to identify the origin of the 3TG metals in the components or products they sell to us and ensure that the 3TG metals are sourced responsibly. Our direct In-Scope Suppliers are expected to extend similar requirements to their own suppliers and cascade them down the supply chain until the origin of the 3TG metals contained in the products supplied to us (either directly or indirectly) can be identified.

The identified In-Scope Suppliers are enquired by us to report on their progress through the RMI Conflict Minerals Reporting Template (‘CMRT’), which they are required to complete on an annual basis.

We conduct our RCOI based on the Smelter information received from our In-Scope Suppliers included in their CMRT submission. We then compare this with the RCOI database compiled by the Responsible Minerals Initiative (‘RMI’), an industry initiative in which we participate to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain. The RCOI database contains aggregated data on the origins of 3TG metals from Smelters that conform with the RMI’s Responsible Minerals Assurance Process (‘RMAP’).

In some cases, information provided by our direct suppliers is incomplete and suppliers are unable to confirm the ‘Country of Origin’ information for 3TG metals.

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RCOI conclusion

Based on data collected from our In-Scope Suppliers for the year ended 31 December 2023, we believe that some 3TG metals contained in our In-Scope Products originate from Covered Countries and we have conducted due diligence as described later in this report.

See the Annex for a list of the confirmed Smelters included in the Conflict Minerals reports submitted by our In-Scope Suppliers and the compiled Countries of Origin Information.

Vodafone’s commitment to sustainable business in the DRC

We have been operating in the DRC, through our Vodacom subsidiary, since 2002. Vodacom Congo (RDC) S.A. (‘Vodacom DRC’), a subsidiary of Vodacom Group Limited (which is a member of the Vodafone Group), is the largest provider of telecommunications services in the DRC, with revenues of US$ 650 million in the financial year ended 31 March 2024 (‘FY2024’).

Our purpose – to connect for a better future – is the driving force behind our commitment to digital and financial inclusion which is achieved through focused execution of our strategy. We constantly seek out opportunities to improve lives and to contribute to the positive socio-economic development through connectivity and technology solutions and partnerships. These products and services are complemented by the activities, delivered through our charitable foundations. Initiatives in the year ended 31 December 2023 include:

•       Mum & Baby, a collaborative effort with the Vodafone Foundation, is a health service reaching across the country that offers zero-rated access to information on maternal, neonatal, and child health with the aim to reduce mother, infant and child mortality. Content includes information from the Ministry of Health, non-governmental organisations and United Nations Women.

•       EYANO offers on-demand access to public service information including health and wellbeing, agriculture, gender equality, water and sanitation, family planning, weather, finance and human rights. These topics are essential in supporting the well-being and development of communities, especially in regions where access to information can be limited. Over 2.3 million calls per month, from across the country, were logged in FY2024. For Vodacom subscribers, the first 10 calls per month are free.

•       VodaEduc provides free maths, science, information technology, economics and finance e-curriculum resources including videos, interactive exercises and digital classes. The programme is enhanced with our university scholarship programme. VodaEduc had 107, 540 active users in FY2024. Since inception 1,400 bursaries have been awarded to deserving students and 36 digital classes are operation with plans for expansion in 2025.

•       Moloni, our new agritech platform, was developed in partnership with Kadea Academy, a local training organisation which identifies and trains developers and digital marketers with the aim of professional integration. The locally developed app is integrated with M-Pesa and will provide farmers with weather reports, sustainable farming advice as well as a digital marketplace which connects role players across the agri value chain (producers, logistics, sellers, buyers, processors). The pilot was launched in 2025 reaching 1,000 farmers in three regions.

•       Kadea Learn is an online learning platform that offers career-focused courses in coding and digital industries. The courses and curricula are free to Vodacom subscribers with no data required.

•       Je Suis Cap (I am Capable) continues to drive the empowerment and social reintegration of women living with disabilities. 950 women in five regions are now running their own businesses as M-Pesa agents. By providing the necessary skills and support, we enabled these women to gain financial independence and to contribute to the economic growth of their communities. The program will be expanded in 2025.

•       With local partner, Africa Moto, we provide biomass stoves promoting clean cooking so to decrease deforestation and limit use of polluting charcoals. This contributes to improving health, protecting the environment, empowering women by reducing time taken to collect cooking fuel, and helping consumers save time and money. Beneficiaries purchase their biomass pellet supply using M-Pesa. It is estimated that a pellet stove saves around 4 to 5 tons of CO2 per year, consuming 91% less wood. Compared to charcoal and LPG households can save up to 50% on their fuel bill.

We believe that success should not come at the cost of the environment, and we are committed to managing direct environmental impact through e-waste management, recycling and energy management while also supporting government and local community initiatives.

For more on our commitment to ESG and sustainable business in the DRC, see the Vodacom Group 2023 ESG report which will be released in June 2024 on vodacom.com/integrated-reports.

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STRENGTHENING EMPLOYEE ENGAGEMENT FOR MINEWORKERS

In the fast-growing city of Kolwezi in the DRC, more than 15,000 people are employed as frontline workers at two local mines operated by Glencore – Kamoto Copper Company and Mutanda Mining.

In 2022, Vodacom Business partnered with the two mines and Standard Bank to create the Umoja App, a digital workplace tool that provides employees with real-time information, including health and safety updates, human resources information, payroll details, training and employee feedback channels. During the first year, Vodacom provided 8,800 employees with smart phones and solar chargers. In 2023, Vodacom connected a further 2,300 employees of Glencore Mutanda, bringing the total number of employees reached to 10,800.

Vodacom continues to improve the network coverage on the mining site and in the town.

RESPONSIBLE MINERAL SOURCING

3TG metals come from many different Smelters in a complex and often opaque supply chain. Minerals are extracted from mines, Smelters procure minerals and process them into useable metals, and these metals are then used to make components to go into electronic products.

We conduct due diligence to support our commitment to source minerals responsibly and to comply with relevant disclosure regulations. Our aim is to ensure that none of the products or components we buy contain 3TG metals that have helped to fund conflict (as set out in our Responsible Minerals Statement) or support other risks identified in the Organisation for Economic Cooperation and Development (‘OECD’) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (‘OECD Due Diligence Guidance’) Annex II.

Our process is designed to comply with the Rule and interpretive guidance and conform with the internationally recognised framework set out in the OECD Due Diligence Guidance .

DUE DILIGENCE

Our due diligence process follows the five-step framework set out in the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

We have an internal policy related to the sourcing of Conflict Minerals. Based on this policy, we developed and publicly communicated our Vodafone Responsible Minerals Statement, which is also referenced in our Group Human Rights Statement. Overall accountability for implementation of the policy lies with our Group Chief Commercial Officer, who sits on our Group Executive Committee.

The policy is overseen by our Group Devices Director, who leads the function responsible for sourcing mobile phones, tablets, set-top boxes and other such devices. Representatives from corporate functions provide legal expertise and subject matter expertise, and our procurement teams manage relationships with In-Scope Suppliers, all of whom support the implementation of due diligence activities.

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We work together with specialist consultancy service providers to assist in tracking data, assessing risks and preparing our reporting. Our data management system is continuously updated and accessible in real-time. Additionally, we have engaged with a third-party auditor to assess the processes and procedures of our Responsible Minerals Programme to the requirements of the Rule and conformance to the OECD Due Diligence Guidance. The audit results are used to validate the implementation of our process and identify potential opportunities for improvements in future. We have established a process to identify In-Scope Suppliers (as outlined in the Applicability section above) and we include Conflict Minerals clauses in their contracts. These clauses require In-Scope Suppliers to conduct due diligence to identify the smelter of 3TG metals in the components or products they sell to us in an effort to demonstrate that the 3TG metals are not from a source which directly or indirectly finances or benefits armed groups or other OECD risks (as set out in the OECD Annex II Risks).

Our direct In-Scope Suppliers are expected to extend a similar identification process as described above to their own suppliers and cascade them down the supply chain until the smelters of the 3TG metals contained in the In-Scope Products can be identified.

The identified In-Scope Suppliers must report on their progress through the RMI Conflict Minerals Reporting Template (‘CMRT’), which they are required to complete on an annual basis. The CMRT is designed to identify the Smelters from which any 3TG metals in each In-Scope Product are sourced.

We engage with In-Scope Suppliers to raise awareness of our processes and requirements and help them understand how to meet the requirements of the contract clause on Conflict Minerals and how to improve accuracy in CMRT data collection. If required, we provide support and training. We also share advice on how to complete the CMRT and apply lessons learned from the previous year’s disclosure process.

In addition, we provide a dedicated point of contact at Vodafone to respond to suppliers’ questions on Conflict Minerals Reporting. Our established Speak Up process, outlined in our Code of Conduct, provides a company-wide grievance mechanism for reporting any concerns related to allegations of illegal or unethical practices or breaches of Vodafone’s Code of Conduct and policies, including those related to Conflict Minerals. It can be used by employees, contractors, suppliers’ employees or contractors, business partners or any other individual or organisation to report concerns, anonymously if they prefer. Information on supplier ethics and Speak Up is available on our website.

Step 2: Identify and assess risks in the supply chain

To identify and assess Conflict Minerals risks in our supply chain, we required all suppliers of In-Scope Products (identified through the applicability assessment outlined above) to complete the CMRT.

We compared the Smelters identified in the In-Scope Supplier responses with the RMI List of All Eligible 3TG Smelters, the RMI Smelter Revision History List, The RMI List of Conformant Smelters and the RMI List of Active Smelters. These lists are maintained online by the RMI and are frequently updated to reflect changes in the reported status of Smelters.

See Annex for:

•	a list of RMI-confirmed eligible Smelters, which were included in the reports submitted by our In-Scope Suppliers and identified as ‘RMI Conformant’ by the RMI. RMI Conformant Smelters have successfully completed a RMAP audit and maintain good standing in the programme through a continual validation process. They have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities.

•	a list of RMI-confirmed eligible Smelters, which were included in the reports submitted by our In-Scope Suppliers, and identified as ‘RMI Active’, meaning they are progressing to become RMI Conformant but have not yet completed the mandatory RMAP audit conducted by an independent audit firm. RMAP Active Smelters have signed an Agreement for the Exchange of Confidential Information and Auditee Agreement contracts. If they are deemed by the RMI not to be progressing toward a RMAP audit, gap closure or re-audit for a period of more than 90 days, they will be removed from the Active list.

•	a list of In-Scope Supplier-reported smelters that Vodafone categorises as ‘RMI Nonconformant’. These smelters have been validated by the RMI as operational but either do not participate in the RMI RMAP process or have been suspended by the London Bullion Market Association (LBMA) from its Good Delivery List and consequently removed from the RMI’s Conformant and Active Lists.

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Based on our analysis of the 65 In-Scope Suppliers, we identified some CMRT issues, such as incomplete reporting of sub-suppliers, inconsistencies in the Declaration section of the CMRT, incomplete reporting at company level, and identification of RMAP Non-conformant Smelters in the supply chain. We followed up with relevant In-Scope Suppliers to further assess, address and resolve these issues through direct supplier engagement.

In an effort to improve the overall conflict minerals disclosure process, we met with the US Government Accountability Office (GAO) 2022 Congo Conflict Minerals team to support its annual review. The GAO review aims to gain insight on company filing and due diligence processes in accordance with the Rule, including any challenges that companies may have faced in the last year. We explained to the GAO how Vodafone is addressing Conflict Minerals with the In-Scope suppliers, provided feedback and examples of some of the challenges we face in collecting the information, trends we have observed, and tools and due diligence processes we use. We also suggested proactive ways of improving the due diligence and exchanged views on the upcoming regulations in Europe.

Step 3: Design and implement a strategy to respond to identified risks

Our strategy to respond to identified risks includes a range of measures that form part of our due diligence process. We have a communication and escalation process in place to notify and engage, if required, our Group Chief Commercial Officer where any potentially significant risks are identified.

We use legal and contractual mechanisms to obligate our In-Scope Suppliers to comply with relevant regulations.

We review In-Scope Supplier responses to the CMRT and follow up with In-Scope Suppliers to request clarification or more complete responses where necessary. Where any risks are identified, we engage with In-Scope Suppliers and request their commitment to corrective actions to manage these risks. We follow up on agreed corrective actions.

If In-Scope Suppliers identify Smelters within our supply chain that are RMI Nonconformant, we ask In-Scope Suppliers to encourage these Smelters to participate in the RMAP process by a specific date, or consider alternate sourcing arrangements.

Through the application of our due diligence process, we strive to reduce the number of RMI Non-Conformant smelters year on year while continuing to support local economies by allowing the use of materials from Conflict-Affected and High-Risk Areas1 including the Covered Countries that have been processed by Smelters that are RMI conformant.

We also participate in wider industry efforts to support responsible sourcing and audit Smelters’ due diligence activities through our membership (member code: VODA) of the RMI (see box).

Participating in the RMI

We participate in industry efforts to support responsible sourcing of minerals as a member of the RMI. The RMI works to validate Smelters as conflict-free and assists companies in making informed decisions about Conflict Minerals in their supply chain.

The data that informs certain statements in this declaration, such as the RCOI report, was obtained through our membership of the RMI.

1 Definition of Conflict-Affected and High-Risk Areas: https://www.responsiblemineralsinitiative.org/minerals-due-diligence/risk-management/conflict-affected-and-high-risk-areas/

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Step 4: Carry out independent third-party audits of Smelter due diligence practices

We do not directly purchase raw minerals, ores or 3TG metals. We are many steps removed from the mines and Smelters that supply the minerals, ores and 3TG metals contained in our products. Therefore, our due diligence efforts rely on cross-industry initiatives, such as the RMI, to conduct audits of Smelters’ due diligence practices.

Step 5: Report annually on supply chain due diligence

In accordance with the Rule and the OECD Due Diligence Guidance, our reporting on Conflict Minerals is publicly available on our website within our Responsible Minerals Report.

DETERMINATION

As we do not directly purchase raw minerals, ores or 3TG metals, we rely on our direct (Tier 1) In-Scope Suppliers to gather information about Smelters in our supply chain.

We received CMRT responses for the year ended 31 December 2023 from all In-Scope Suppliers (100%). All RMI reference data and supplier information was based on RMI data received as of 21 February 2024.

Based on In-Scope Supplier responses for the year ended 31 December 2023, we have identified 284 Smelters that are on the RMI list of known Smelters. Of these, 80% were either RMI Conformant or Active: 224 are certified as RMI Conformant and 5 are Active. The remaining 55 Smelters were identified as RMI Non-conformant.

See the Annex for the lists of identified Smelters and their RMAP status.

We will engage with the In-Scope Suppliers that have identified Non-conformant Smelters as being within their supply chain to either encourage the Smelters to become RMI Conformant through escalatory measures, or remove them from the supply chain.

The data provided by In-Scope Suppliers continues to improve with additional Smelter details being included in our In-Scope Suppliers’ CMRT responses. However, there are still gaps in the information provided where suppliers in the supply chain have failed to provide details for all components. Responses from In-Scope Suppliers showed that there are still significant challenges relating to information about the Country of Origin of 3TG metals, and the Smelters from which 3TG metals were sourced. Information received from In-Scope Suppliers regarding their supply chain can be incomplete or potentially erroneous. We will continue engaging with In-Scope Suppliers to improve the completeness and quality of information provided.

Based on the RCOI enquiry and due diligence efforts described above, we have determined that some Conflict Minerals contained in our In-Scope Products originated in Covered Countries. As a result of the incompleteness of some In-Scope Suppliers’ responses received so far through our ongoing due diligence programme, we are unable to determine the origin of all Conflict Minerals contained in all our In-Scope Products.

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CONTINUOUS IMPROVEMENT EFFORTS TO MITIGATE RISK

We are taking a range of steps to enhance the due diligence process and further mitigate any risk that Conflict Minerals used in the company’s products may benefit armed groups.

We are engaging with In-Scope Suppliers to:

•	Encourage them to put a Conflict Minerals policy in place or improve their existing responsible minerals programme;

•	Improve the completeness and quality of information provided, particularly in relation to the identification of Smelters and the Country of Origin of 3TG metals, and in providing CMRT information on Smelters at product level; and

•	Seek their commitment to implement further improvements in relation to due diligence processes, including asking them to reach out to RMI Non-conformant Smelters identified as being within our supply chain to encourage these Smelters to undergo a RMAP audit.

We will also continue to work with our In-Scope Suppliers to remove RMI Non-conformant Smelters from our supply chain that may experience a change in their RMI conformance status, in addition to ongoing monitoring of the status of Smelters impacted by conflict-related activities in the Covered Countries.

We are participating in industry efforts to address issues related to Conflict Minerals in supply chains, increase the number of Smelters sourcing from the Covered Countries that are conflict-free and improve Country of Origin information.

FORWARD-LOOKING STATEMENTS

This report contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘plans’, ‘further’, ‘ongoing’ or ‘targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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Annex

LIST OF KNOWN SMELTERS

The table lists the Smelters identified through In-Scope Supplier CMRT responses for the year ended 31 December 2023 and their RMAP status as of 21 March 2024.

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Reasonable countries of origin inquiry data by mineral

The Reasonable Country of Origin Inquiry (RCOI) data as of 26. January 2024 provides reasonable country of origin information for the mined material of conformant smelters and refiners in the Responsible Minerals Assurance Process and gold refiners that have successfully completed a cross-recognised assessment through the London Bullion Market Association (LBMA) or Responsible Jewelry Council (RJC).

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